OMB APPROVAL
OMB Number: 3235-0060
Expires: January 31, 2008
Estimated average burden hours per response: 38

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): January 17, 2006

IDAHO GENERAL MINES, INC.

(Exact Name of Registrant as Specified in its Charter)

Idaho	**000-50539**	**91-0232000**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10 N. Post St., Suite 610 Spokane, WA	**99201**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(509) 838-1213**

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement

Extension of High Desert Option

On February 14, 2005, Idaho General Mines, Inc. (the "Company" or "we") entered into an option agreement with High Desert Winds LLC ("High Desert") for properties in Nye County, Nevada. Pursuant to the terms of this agreement, we were granted a nine month option to purchase the ten square mile properties including water rights, mineral and surface rights, buildings and certain equipment.

The property includes the former Hall molybdenum and copper deposit which was mined by open pit methods between 1982 and 1985 by the Anaconda Minerals Company and between 1988 and 1991 by Cyprus for molybdenum. Equatorial Tonopah, Inc. mined copper from 1999 to 2000 on this property. Much of the deposit was drilled but not developed or mined. The option agreement includes a $5 million purchase price and a 12% net smelter royalty. On June 15, 2005, we signed an addendum to the option agreement extending the option period to February 4, 2006. In addition, on August 1, 2005, we gave our notice of intent to exercise this option and provided a $100,000 non-refundable deposit to High Desert.

On January 17, 2006, we entered into a second addendum to the option agreement whereby the option period was extended to February 17, 2006. We may further extend the option period to March 17, 2006 upon payment of $80,000 to High Desert, $40,000 of which will be credited to the purchase price if the transaction is closed on or before March 4, 2006.

Mount Hope Lease

The Company reported in its Current Report on Form 8-K filed on October 25, 2005 that on October 19, 2005 it exercised its option to lease the Mount Hope Molybdenum Project in central Nevada and that the lease agreement would be subsequently filed. A copy of the lease is attached to this Form 8-K as Exhibit 10.1.

Item 8.01   Other Events

The Company issued a press release on January 18, 2006 announcing its plan to further explore by drilling a unique and separate zinc target at its Mount Hope Molybdenum Project in central Nevada. A copy of the press release is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Item 9.01   Financial Statements and Exhibits

(d)   Exhibits

10.1   Lease Agreement between Mount Hope Mines, Inc. and Idaho General Mines, Inc.
99.1   Press Release dated January 18, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IDAHO GENERAL MINES, INC.
(Registrant)

Date: January 23, 2006

By: */s/ Robert L. Russell*

Robert L. Russell
President and Chief Executive Officer

EXHIBIT INDEX

10.1   Lease Agreement between Mount Hope Mines, Inc. and Idaho General Mines, Inc.

99.1   Press Release dated January 18, 2006.

Exhibit 10.1

LEASE AGREEMENT

by and between

MOUNT HOPE MINES, INC.

and

IDAHO GENERAL MINES, INC.

dated effective October 19, 2005

TABLE OF CONTENTS

Exhibits

<u>LEASE AGREEMENT</u>

THIS LEASE AGREEMENT ("Agreement") is made effective October 19, 2005 (the "Effective Date"), between Mount Hope Mines, Inc., a Colorado corporation, whose address is 15480 Ventura Blvd., Suite 220, Sherman Oaks, CA 91403 (hereinafter "Owner" or the "Company") and Idaho General Mines, Inc., an Idaho corporation, whose address is 10 N. Post Street, Suite 610, Spokane, Washington 99201 (hereinafter referred to as "IGMI").

<u>RECITALS</u>

A.   The Company owns thirteen (13) patented mining claims and holds one hundred nine (109) unpatented lode mining claims all located in Eureka County, Nevada (the "Property"), as more particularly described in Exhibit A attached hereto and incorporated herein by reference.

B.   The Company and IGMI entered into an Option to Lease dated November 12, 2004 (the "Option Agreement"), pursuant to which the Company granted IGMI an option to lease the Property. IGMI has exercised that option and now desires to acquire, and the Company desires to grant to IGMI an exclusive lease of the Property, together with an exclusive right to IGMI to develop the Property for the production of minerals and mineral substances.

C.   The Property herein leased is subject to the performance of certain obligations under that certain Release and Reassignment and Assignment of Mining Properties between the Company and Exxon Corporation ("Exxon") dated April 25, 1991, a true and correct copy of which the Company has provided to IGMI (the "Exxon Agreement").

In consideration of the covenants and promises contained herein and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE 1

GRANT OF LEASE AND PAYMENTS TO OWNER

1.1 <u>Grant of Lease and Payments to Owner</u>.

(a)   <u>Lease of Property</u>. Owner does hereby demise, lease and let the Property exclusively unto IGMI, its permitted successors and assigns, on the terms and conditions and with the rights and privileges hereinafter set forth, for the term of this Agreement. Owner hereby grants to IGMI the exclusive right and privilege to occupy the Property and to prospect for, explore and examine, develop, mine, beneficiate, remove and sell Minerals from the Property.

(i)   For purposes of the rights granted to IGMI by the Company under this Section 1.1, the Property includes the surface and subsurface of the patented and unpatented mining claims listed in Exhibit A (to the extent Owner has rights in the surface and subsurface), all veins, lodes and all Minerals contained in those mining claims, and all right, title and interest of Owner in and to all options, contracts, easements, licenses, rights-of-way, water rights and other rights, reserved or granted in, on, upon or pertaining to those mining claims.

(ii)   For purposes of this Agreement, "Minerals" shall mean all base and precious metals, including without limitation copper, lead, zinc, gold, silver, platinum, platinum-group metals, tungsten, antimony, mercury, molybdenum and all other mineral elements and mineral compounds, mineral substances, metals, ore, and ore-bearing materials, and geothermal resources (except fissionable materials, oil, gas, coal, and other hydrocarbons), whether the same are known to exist on the Property or are after the Effective Date discovered on the Property and regardless of the method of extraction, mining, or processing the same, whether known to exist or invented or developed after the Effective Date.

(b)   <u>Term of Lease</u>. Subject to IGMI's right of termination contained in Article 5 and provided that IGMI makes timely payment of all Periodic Payments, Advance Royalties, Production Royalties and other payments as required under Sections 1.1(c), 1.1(d) and 1.4, the term of this Agreement shall be for a period of thirty (30) years commencing on the Effective Date hereof, and for so long thereafter as IGMI is conducting Operations on the Property. "Operations" shall include, without limitation, exploration, development or mining activities, and may consist of, among other things, geological, geochemical, and geophysical surveys, sampling of the Property, drilling, trenching, assaying, the construction of facilities and improvements and other activities which are intended to further the exploration and development of the Property. If, before or after commencing Commercial Production (as defined in Section 1.7) from the Property, 1GMI determines, in its sole discretion, that it desires to shut down or cease Commercial Production or Operations for any reason, it shall have the right to do so and it may maintain this Agreement in full force and effect by making the Periodic Payments and Advance Royalty payments required by Section 1.1(e).

(c)   <u>Periodic Payments and Advance Royalty</u>. Subject to IGMI's right of termination contained in Article 5, IGMI shall pay the following to Owner (the payments described in Sections 1.1 (c)(i)-(v) below being referred to hereinafter as "Periodic Payments"):

(i)   Two Hundred and Fifty Thousand Dollars ($250,000.00) shall be due to Owner on the first anniversary of the Effective Date, One Hundred and Twenty-Five Thousand Dollars ($125,000.00) of which shall be paid on or before the first anniversary of the Effective Date and the remaining One Hundred and Twenty-Five Thousand Dollars ($125,000.00) of which shall be paid on or before one hundred and eighty (180) days thereafter.

(ii)   Two Hundred and Fifty Thousand Dollars ($250,000.00) shall be due to Owner on the second anniversary of the Effective Date, One Hundred and Twenty-Five Thousand Dollars ($125,000.00) of which shall be paid on or before the second anniversary of the Effective Date and the remaining One Hundred and Twenty-Five Thousand Dollars (5125,000.00) of which shall be paid on or before one hundred and eighty (180) days thereafter.

(iii) Subject to IGMI's right to defer this payment as provided for in Section 1.1 (c)(iv), IGMI shall pay to Owner the greater of Two Million Five Hundred Thousand Dollars ($2,500,000.00) or three percent (3%) of the Construction Capital Cost Estimate (the "Estimate") on or before the third anniversary of the Effective Date. Any payment made to Owner under this Section 1.1(c)(iii) shall be subject to audit and adjustment in accordance with the provisions of Section 1.8.

(iv) IGMI may defer the payment required by Section 1.1 (c)(iii) for up to three (3) years by paying to Owner on or before each of the third (3rd), fourth (4th) and fifth (5th) anniversaries of the Effective Date the sum of Three Hundred and Fifty Thousand Dollars ($350,000.00). IGMI may only elect to defer the payment required by Section 1.l(c)(iii) if after using its best efforts to secure Project Financing it is unable to secure such financing, and IGMI shall provide written notice of such deferral to the Company at least fifteen (15) days prior to each applicable anniversary of the Effective Date. No later than thirty (30) days after the end of each calendar quarter after the third (3rd) anniversary of the Effective Date and until it has obtained Project Financing or through the fifth (5th) anniversary of the Effective Date, IGMI shall provide to the Company a written summary of its efforts to secure Project Financing during that calendar quarter.

(v)   If IGMI has deferred the payment required by Section 1.l(c)(iii) and made each of the payment(s) required by Section l.l(c)(iv), not later than the sixth (6th) anniversary of the Effective Date, but in any event immediately after the closing of any Project Financing, IGMI must make the payment required by Section 1.1 (c)(iv) or elect to pay Two Million Five Hundred Thousand Dollars ($2,500,000.00) to Owner on or before that date and, if three percent (3%) of the Estimate is greater than Two Million Five Hundred Thousand Dollars ($2,500,000.00), IGMI shall make that payment and shall pay to Owner one-half of the difference between Two Million Five Hundred Thousand Dollars ($2,500,000.00) and three percent (3%) of the Estimate on each of the seventh (7th) and eight (8th) anniversaries of the Effective Date.

(vi) On or before the earlier of (A) the first anniversary of the Effective Date following IGMI's payment of the required Periodic Payments under Section 1.1 (c)(iii) or Section 1.1 (c)(v), or (B) the ninth anniversary of the Effective Date, and on or before each anniversary of the Effective Date thereafter, IGMI shall pay to Owner a minimum advance royalty of Five Hundred Thousand Dollars ($500,000.00) (the "Advance Royalty").

(d)   <u>Production Royalty</u>. Subject to IGMI's right of termination contained in Article 5, following the commencement of Commercial Production, IGMI shall pay to Owner and to Exxon a production royalty on Minerals produced from the Property and sold (or deemed sold) by IGMI (the "Production Royalty"). The Production Royalty payable to Exxon shall be paid as required under and in accordance with the terms of the Exxon Agreement. The Production Royalty payable to Owner shall be the greater of Twenty Cents ($0.20) per pound of molybdenum metal (or the equivalent thereof if some other Product is sold) sold from the Property (although the parties agree that in no event may any Production Royalty payment for any Products exceed the amount of Net Returns received by IGMI for those Products) or three percent (3%) of the Net Returns (the "Base Percentage"), as defined below in Section 1.1(d)(i), and shall be paid according to the payment terms of Section l.1(d)(iii). In addition, whenever the average Gross Value (as defined below) of any Products sold (or deemed sold) during any calendar quarter is greater than $12.00 per pound of molybdenum metal (or the equivalent thereof if some other Product is sold) but less than or equal to $15.00 per pound during that calendar quarter, Owner's Production Royalty shall be increased by a full percentage point over and above the Base Percentage; and whenever the average Gross Value of any Products sold (or deemed sold) during any calendar quarter is greater than $15.00 per pound of molybdenum metal (or the equivalent thereof if some other Product is sold), Owner's Production Royalty shall be increased by two full percentage points over and above the Base Percentage. For purposes of calculating the average Gross Value of Products sold (or deemed sold) during any calendar quarter, the total proceeds received (or deemed received) by IGMI pursuant to the provisions of Section 1.1(d)(ii) for Products sold (or deemed sold) during that calendar quarter shall be divided by the total number of pounds of molybdenum metal (or the equivalent thereof if some other Product is sold) sold (or deemed sold) during that calendar quarter.

(i)   For purposes of this Agreement, "Net Returns" means the Gross Value of all ores, concentrates, Minerals or other material removed and sold (or deemed sold) from the Property ("Products"), less the following direct out of pocket costs, charges, and expenses actually paid or incurred by IGMI with respect to such Products before or after such Products leave the Property (provided, however, that to the extent any such costs or charges are incurred with respect to facilities owned or services provided by IGMI, its parent, or any affiliates or subsidiaries, such costs or charges shall be at a rate not less favorable than charges to any other customer and not in excess of those that would be charged by an independent third party):

(a)   actual costs of transportation (including freight, insurance, security, transaction taxes, handling, port, demurrage, delay, and forwarding expenses incurred by reason of or in the course of such transportation) of Products from the Property to the place of treatment, if any, and then to the place of sale;

(b)   sales, use, severance and any other tax on or measured by mineral production (but not federal or state income tax and not any Nevada net proceeds of mines taxes); and

(c)   any royalty imposed by the United States government.

(ii)   For purposes of this Agreement, "Gross Value" shall have the following meaning for the following categories of Products mined and removed from the Property and sold by IGMI:

(a)   In the event that IGMI sells raw ore, doré, or concentrate produced from ore mined from the Property, and such raw ore, doré or concentrate are the final product derived from such ore and sold by IGMI, its parent, subsidiaries, or affiliated companies, then Gross Value shall be equal to the amount of the proceeds actually received by IGMI, or its parent or any subsidiary or affiliate, during the calendar quarter from the sale of such raw ore, doré or concentrate.

(b)   If IGMI or its parent, subsidiaries or affiliated companies cause refined or processed metals (meaning Products from the Property that are processed beyond concentrate form) to be sold, the Gross Value shall be equal to the amount of the proceeds actually received by IGMI, or its parent or any subsidiary or affiliate, during the calendar quarter from the sale of such refined or processed metals.

(c)   If any sales of Products are made by IGMI to its parent or any subsidiary or affiliate, the Products shall be deemed to have been sold at prices and on terms no less favorable to IGMI than those which would have been received under similar circumstances from an unaffiliated third party.

(d)   In the event IGMI elects not to sell any Products derived from refined or processed metals, excepting Products held in the normal course of business as inventory pending sale, but instead elects to have the final product of such refined or processed metals credited to its account with any smelter, refiner or broker, such Products shall be deemed to have been sold at the average Gross Value for Products actually sold during the calendar quarter such Products are credited to or placed in IGMI's account, or, if there are no sales of Products during the calendar quarter in question, at the average spot market price for such Products quoted by a reputable source mutually agreeable to the parties for the calendar quarter during which such Products are actually credited to or placed in IGMI's account, and the Gross Value of such Products shall be determined based on that quarterly average price.

(iii) Production Royalties to Owner shall become due and payable quarterly on the last day of each month following the last day of the calendar quarter in which the same accrued. All such payments shall be made by wire transfer of funds in accordance with written instructions provided by the Company. Any such payments that are not timely paid shall accrue interest at a rate of twelve percent (12%) per annum until fully paid. Production Royalty payments shall be accompanied by a statement showing in reasonable detail the quantities and grades of the processed and/or refined metals or other Products produced and sold or deemed sold by IGMI, its parent, or any affiliates or subsidiaries in the preceding calendar quarter, the average monthly price determined as herein provided for processed and/or refined metals or other Products on which Production Royalty is due; costs, and other deductions, and any other pertinent information in sufficient detail to explain the calculation of the Production Royalty payment. If IGMI processes stockpiles of Products, or re-treats tailings or other residues produced from the Property and recovers Products which are then sold by IGMI, IGMI shall pay to Owner the Production Royalty on the Products recovered and sold from the stockpiled Products or the re-treatment of such tailings and other residues. If IGMI sells any part of said tailings and residues, it shall pay the Owner the Production Royalty at the rate specified.

(iv) All Production Royalty payments shall be considered final and in full satisfaction of all obligations of IGMI with respect thereto (except where such payments include provisional settlement) unless the Owner gives IGMI written notice describing and setting forth a specific objection to the calculation thereof within one hundred eighty (180) days after receipt by the Owner of the quarterly statement provided for in Section l.1(d)(iii). If the Owner objects to a particular quarterly statement as herein provided, it shall have the right, upon reasonable notice and at a reasonable time, to commence an audit of IGMI's accounts and records relating to the calculation of the Production Royalty in question, to be conducted by the Owner or consultants engaged by it. Any deficiency or excess determined to exist as a result of such audit shall be resolved by adjusting the next quarterly Production Royalty payment due hereunder. The Owner shall pay all costs of such audit if a deficiency of less than three percent (3%) of the amount due is determined to exist. IGMI shall pay the costs of such audit if a deficiency of three percent (3%) or more of the amount due is determined to exist. All books and records used by IGMI to calculate Production Royalties due hereunder shall be kept in accordance with U.S. generally accepted accounting principles. Failure on the part of the Owner to make claim on IGMI for adjustment by the end of such 180-day period shall establish the correctness and preclude the filing of exceptions thereto or making of claims for adjustment thereon.

(v) The parties acknowledge and agree that IGMI shall have the exclusive right to market and sell to third parties Products produced from the Property in any manner it chooses, including without limitation the forward sale of Products on the commodity market. Owner shall have no right to participate or obligation to share whatsoever in any price protection or hedging activities of IGMI, including any sales of Products derived from the Property by IGMI on the commodity market or otherwise, or in any profits received or losses suffered by IGMI as a result of such marketing or hedging activities.

1.2 Estimate. For purposes of Section 1.1(c), the term "Estimate" shall mean IGMI's projected costs plus ten percent (10%) for IGMI to put the Property into Commercial Production (as defined in Section 1.7), including, but not limited to, preparing the Property for mining operations and constructing the necessary mining and processing facilities for the removal and treatment of ores and minerals from the Property. In determining the costs comprising the Estimate, any mining and processing facilities for the removal and treatment of molybdenum ore shall be of a size sufficient to produce not less than Ten Million (10,000,000) pounds of molybdenum per year contained in concentrates or other saleable Product. The Estimate may not contemplate the use of mining and extractive facilities for the removal and treatment of molybdenum ore of a size that will produce less than Ten Million (10,000,000) pounds of molybdenum per year contained in concentrates or other saleable Product without the prior written consent of Owner, such consent not to be unreasonably withheld. The Estimate must be made in good faith and based on IGMI's then current planned development of the Property as approved by its Board of Directors. Costs comprising the Estimate will include preproduction stripping, including mining of waste; mining equipment; mine development, including equipment purchased or leased for mine development; processing plants and ancillary facilities, including crushing, grinding, screening, and flotation; development of water supply and delivery capabilities; extension of electric power from the mine plant to the nearest substation provided by the utility; contractor construction costs, including all indirect costs, consumables, equipment rentals, and profit. Costs comprising the Estimate shall not include plants or chemical facilities to produce products other than concentrates; financing costs; working capital; environmental compliance and permitting costs; and IGMI's overhead or management costs. The Estimate will be provided to Owner on or before two hundred and seventy days (270) after the second anniversary of the Effective Date. The parties agree that when the Estimate is provided to Owner, it shall have been reviewed and confirmed as reasonable by an independent third party mutually agreeable to the parties (whose fees shall be paid by IGMI).

1.3   <u>Project Financing</u>. For purposes of this Agreement, the term "Project Financing" shall mean the securing of funds by IGMI on terms and conditions satisfactory to it, such funds to be dedicated to the development of the Property in accordance with the Estimate.

1.4   <u>Reconciliation of As-Built Costs with the Estimate</u>. It is the intention of the parties that the Company, inclusive of the Periodic Payments made under Section 1.l(c)(iii) or Section 1.1 (c)(v), receive as a payment three percent (3%) of the actual as built costs incurred to put the Property into Commercial Production. At the commencement of Commercial Production, those actual costs to put the Property into Commercial Production comprising the same category of costs used in determining the Estimate will be calculated by IGMI ("As-Built Costs"). If three percent (3%) of the As-Built Costs is greater than the aggregate amount paid to the Company under Section 1.1 (c)(iii) or 1.1 (c)(v), whichever is applicable, the difference shall be paid to Owner within sixty (60) days after said additional amount has been definitely determined. If the aggregate amount paid to the Company under Section 1. 1(c)(iii) or 1.1 (c)(v) is greater than three percent (3%) of the As-Built Costs, this difference shall be offset by IGMI from the Production Royalty payable to the Owner as set forth in Section 1.1(d). The parties agree that IGMI's calculation of As-Built Costs is subject to audit and adjustment as set forth in Section 1.8.

1.5   <u>Credit for Periodic and Advance Royalty Payments</u>. Each of (a) the payment of three percent (3%) of the Estimate made pursuant to Section 1.1 (c)(iii), (b) all payments made under Section 1. 1(c)(v), (c) the Advance Royalty payments made to Owner pursuant to Section 1.1 (c)(vi), and (d) any reconciliation payment made pursuant to Section 1.4, shall be offset from the Production Royalty payable to Owner. IGMI may recover the aggregate amount of the payments referred to in this Section 1.5 (the "Royalty Credit") by retaining fifty percent (50%) of each Production Royalty payment due to the Owner until such retained amount equals the Royalty Credit.

1.6   <u>Delay in Reaching Commercial Production</u>. Subject to the Owner's right to terminate this Agreement under Section 5.1(c), Owner acknowledges and agrees that the Periodic Payments and Advance Royalty payments to be paid to Owner by IGMI constitute adequate consideration for any delays in commencement of Commercial Production or for any suspension by IGMI of exploration, development, mining, milling and processing operations by IGMI, at IGMI's sole discretion for any period of time. The timing and manner of the conduct of all exploration, development, mining and Commercial Production at the Property under this Agreement shall be at the sole discretion of IGMI.

1.7   Commercial Production. Commercial Production shall be deemed to have commenced on the date upon which Minerals mined from the Property are first delivered to a purchaser on a commercial basis, or on the date upon which concentrates or other Products derived therefrom are first delivered to a purchaser on a commercial basis, whichever date is earlier, it being agreed that deliveries of such Minerals, concentrates or other Products resulting from pilot or test operations shall not be considered as deliveries on a commercial basis for the purposes of this Agreement.

1.8   The Estimate and the As-Built Costs calculations shall be considered final and in full satisfaction of all obligations of IGMI with respect thereto unless Owner gives IGMI written notice describing and setting forth a specific objection to the calculation thereof within thirty (30) days after receipt by Owner of the calculations thereof If Owner objects to the reported Estimate or the As-Built Costs calculations, the Owner shall have the right, upon reasonable notice and at a reasonable time, to commence an audit of IGMI's books, accounts and records relating to the reported Estimate or the As-Built Costs calculations, such audit to be conducted by Owner and any consultants engaged by it. Owner shall promptly notify IGMI of any identified deficiencies in those calculations, and the reported Estimate or the As-Built Costs calculations shall be adjusted promptly upon agreement between Owner and IGMI as to the amount of such deficiency. If such agreement cannot be reached, the amount of the deficiency shall be determined by arbitration pursuant to Section 12.17. Upon such agreement, IGMI shall immediately pay to Owner the amount of the difference between the reported and the actual Estimate or As-Built Capital Costs. Owner shall pay all costs of such audit if a deficiency of less than five percent (5%) of the reported amount is determined to exist. IGMI shall pay the costs of such audit if a deficiency of five percent (5%) or more of the reported amount is determined to exist.

1.9   Continuing Obligations. Notwithstanding an election by IGMI to terminate this Agreement, IGMI shall be obligated to make the Periodic Payments and Advance Royalty payments next coming due under Article 1 as required herein unless IGMI provides written notice of such termination not less than six (6) months before the due date of the next scheduled payment. If IGMI fails to provide the required notice within the required six (6) month period, such obligation shall survive the termination of this Agreement.

ARTICLE 2
EFFECTIVE DATE

2.1   Effective Date. The parties hereby agree that this Agreement shall be fully executed by the parties on the date the Option Agreement is executed and delivered. An unsigned copy of this Agreement shall be attached as an exhibit to the Option Agreement and two fully-executed original Agreements shall be held in escrow by Owner's attorney, Randall E. Hubbard. Upon receipt of a written notice signed by IGMI and delivered to each of Mr. Hubbard and Owner that IGMI has exercised the Option and performed all of its obligations under Section 2.2 below (the "Notification of Exercise of Option"), Mr. Hubbard shall insert the date of such Notification of Exercise of Option into the original executed Agreements, which shall become the Effective Date. Unless Owner objects in writing to IGMI and to Mr. Hubbard within three (3) business days after Owner's receipt of the Notification of Exercise of Option from IGMI, Mr. Hubbard shall then forward duplicate originals of the Agreement to Owner and IGMI

and the Agreement shall then be in full force and effect. If Owner does object, it shall include the reasons for its objection in the notice it provides to Mr. Hubbard and to IGMI. If Mr. Hubbard does not receive a Notification of Exercise of Option by the end of the Option Period, or if Owner timely objects to the delivery of duplicate originals of the Agreement, Mr. Hubbard shall have no obligation to deliver duplicate originals of this Agreement to either party, and neither Mr. Hubbard nor his law firm, Davis Graham & Stubbs LLP (the "Finn"), shall have any further obligations or liability of any kind whatsoever, for lost profits, consequential or punitive damages or otherwise, with respect to the failure to deliver the duplicate originals of the Agreement to Owner and IGMI. Both the parties hereby expressly waive and release any and all claims they may have against either Mr. Hubbard or the Firm arising from or related to the failure to deliver duplicate originals of the Agreement, and agree, jointly and severally, to defend, indemnify and hold Mr. Hubbard and the Firm harmless from any and all Losses (as defined in Section 12.5) that Mr. Hubbard or the Firm may incur as a result of the failure to deliver those duplicate originals. Both parties also agree that if Mr. Hubbard does not receive a Notification of Exercise of Option by the end of the Option Period, or if Owner timely objects to the delivery of duplicate originals of the Agreement, and there is any dispute between the parties as to whether or not the Option was timely exercised or the Agreement should be delivered, Mr. Hubbard and the Firm shall be entitled to interplead the duplicate originals into the Colorado Federal District Court, and IGMI agrees that it shall take no action to seek to disqualify Mr. Hubbard or the Firm from representing the Company in connection with any such dispute.

2.2 Actions by IGMI. At or prior to the Effective Date, and as a condition to the delivery of duplicate originals of the Agreement pursuant to Section 2.1, IGMI shall deliver or cause to be delivered to Owner, in form and substance reasonably acceptable to Owner and its counsel, duly executed:

(a) A copy of a resolution of the Board of Directors of IGMI authorizing the execution and delivery of this Agreement by IGMI and the performance by IGMI of all of its obligations hereunder, certified as true and correct by the corporate secretary of IGMI; and

(b) Such other instruments as the Owner or its counsel shall reasonably require.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE PARTIES

3.1 Representations and Warranties of the Owner. Except as otherwise set forth in the data and information concerning the Property which the Company provided or made available to IGMI prior to the Effective Date, the Owner hereby represents and warrants to IGMI as follows:

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of Colorado.

(b) The Owner has all requisite corporate power and authority to execute and deliver this Agreement and perform its obligations hereunder. Upon valid execution and

delivery by IGMI, this Agreement is, and all instruments contemplated hereby to be executed by the Owner will be when so executed and delivered, the legal, valid and binding obligation of the Owner enforceable against the Owner in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally or under principles of equity or by the availability of equitable remedies, such as specific performance, injunctive relief or waiver.

(c)   This Agreement has been duly executed and delivered by the Owner.

(d)   To the Owner's knowledge, neither its execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will: (i) violate any provision of the Articles of Incorporation or Bylaws of the Company, (ii) violate, conflict with, constitute a breach of or default under (or an event which, with or without due notice or lapse of time, or both, or the happening or occurrence of any other event, would constitute a default under), or cause or permit the acceleration of the maturity of, any debt, obligation, agreement, contract, commitment or other restriction, including any permit, license, approval or authorization, to which the Company is a party, or by which it is bound, (iii) result in the creation or imposition of any lien upon any property or assets of the Company, or (iv) cause the Company to violate any law, rule, regulation or other requirement, or judgment, order or decree, applicable to or binding upon the Company.

(e)   To the Company's knowledge, no consent, approval or authorization of, or declaration, filing or registration with, any person, including any governmental or regulatory authority, is required in connection with the execution, delivery and performance of this Agreement by the Owner and the consummation of the transactions contemplated hereby.

(f)   Except for the Exxon Agreement, a true and correct copy of which has been provided by the Company to IGMI, there are no other royalty or other agreements or commitments between the Company and any persons or parties pertaining to the Property.

(g)   The Owner has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which IGMI could become liable or obligated.

(h)   With respect to the thirteen (13) patented mining claims comprising a portion of the Property and listed on the attached Exhibit A, to the Company's knowledge it is the fee simple absolute owner of such patented claims, free from liens, easements, mortgages, security interests and encumbrances (other than Permitted Encumbrances), including tax liens, of which it has knowledge and arising by, through or under the Company (other than those set forth in the Exxon Agreement). The Company has no knowledge, and has received no notice, of any claim that any other person has any right, title or interest in or to those patented claims, other than pursuant to the Exxon Agreement.

(i)   With respect to the one hundred nine (109) unpatented lode mining claims comprising a portion of the Property and listed on the attached Exhibit A, subject to the paramount title of the United States, to the Company's knowledge it is in exclusive possession of such unpatented mining claims and to the Company's knowledge: (i) such unpatented mining claims were properly laid out and monumented excluding any remonumentation required under N.R.S. § 517,030; (ii) all required location and validation work was properly performed; (iii) location notices and certificates were properly recorded and filed with appropriate governmental agencies; (iv) all assessment work, or payments of claim rental or maintenance fees in lieu thereof, required to hold the unpatented mining claims has been performed or paid through the assessment year ending September 1, 2005; (v) all affidavits of assessment work and other filings required to maintain the claims in good standing through the assessment year ending September 1, 2005, have been properly and timely recorded or filed with appropriate governmental agencies; and (vi) except as set forth in the Exxon Agreement, the claims are free and clear of royalties, liens, minority interests and encumbrances (other than Permitted Encumbrances) of which it has knowledge and arising by, through or under the Company. The Company has no knowledge, and has received no notice, of any claim that any person has any right, title or interest in or to those unpatented claims, other than pursuant to the Exxon Agreement. Nothing contained herein shall be deemed to he a representation or warranty by the Company that any of the unpatented mining claims listed on Exhibit A contains a discovery of valuable minerals, or that there are no third party patented or unpatented mining claims or fee lands iii conflict with the Company's unpatented mining claims. In addition, nothing contained herein shall be deemed a representation or warranty by the Company that it has exercised pedis possessio rights sufficient to protect any of the unpatented mining claims owned by the Company from any challenges by third parties or the United States Government.

(j)   To the knowledge of the Company, there is no legal, administrative, arbitration or other suit, proceeding, claim, action, investigation or inquiry pending or threatened against or involving the Company, or the Property, including without limitation condemnation or similar proceedings, which questions or challenges the validity of this Agreement or any action taken or to be taken by the Company pursuant to this Agreement or in connection with the transactions contemplated hereby; and, to the knowledge of the Company, there is no valid basis for any such suit, proceeding, claim, action, investigation or inquiry.

(k)   To the Company's knowledge, it has not received any notification that it is, and to the Company's knowledge it is not currently, in violation of any permit, license, approval or other authorization pertaining to the Property, and is not currently subject to any pending or threatened proceeding or investigation with respect thereto.

(l)   To the Company's knowledge it has not received any notification that it is in violation of any laws, rules, regulations or other requirements pertaining to the Property and is not currently subject to any pending or threatened proceeding or investigation with respect to the Property.

(m)   With the sole exception of the Company's obligations to Exxon as described in the Exxon Agreement there are no agreements, obligations, encumbrances, minority interests or other arrangements of any nature whatsoever arising by, through or under the Company and affecting the Property.

3.2   Representations and Warranties of IGMI. As consideration to Owner to enter into the Agreement, IGMI hereby represents and warrants to Owner as follows:

(a)   IGMI is a corporation duly organized, validly existing and in good standing under the laws of the State of Idaho, and is duly qualified to do business as a foreign corporation and is in good standing in the State of Nevada, and IGMI has all requisite corporate power and authority to execute and deliver this Agreement and perform its obligations hereunder. IGMI has taken or obtained all director, officer, shareholder and third-party actions and approvals necessary for its execution, delivery and performance of all of its obligations under this Agreement. Upon valid execution and delivery by the Owner, this Agreement is, and all instruments contemplated hereby to be executed by IGMI will be when so executed and delivered, the legal, valid and binding obligation of IGMI enforceable against IGMI in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally or under principles of equity or by the availability of equitable remedies, such as specific performance, injunctive relief or waiver.

(b)   This Agreement has been duly executed and delivered by IGMI.

(c)   The execution, delivery and performance by IGMI of this Agreement and the consummation of the transactions contemplated hereby do not and will not:

(i)   violate any existing term or provision or any law or any writ, judgment, decree, injunction or similar order applicable to IGMI;

(ii)   conflict with or result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default under any of the terms, conditions or provisions of the Articles of Incorporation or Bylaws of IGMI;

(iii) violate, conflict with, constitute a breach of or default under (or an event which, with or without due notice or lapse of time, or both, or the happening or occurrence of any other event, would constitute a default thereunder), or cause or permit the acceleration of the maturity of any debt, obligation, agreement, contract, commitment or other restriction, including any permit, license, approval or authorization, to which IGMI is a party, or by which it is bound; or

(iv) result in the creation or imposition of any lien upon any property or assets of IGMI.

(d)   To the best of IGMI's knowledge, no consent, waiver, authorization or approval by any person, including any federal, state or local authority, is required to be obtained or affected for the execution and delivery by IGMI of this Agreement or the performance of its obligations hereunder.

(e)   IGMI has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Company could become liable or obligated.

(f)   IGMI is, and immediately after giving effect to the transactions contemplated under this Agreement will be, able to pay its debts and obligations as they mature and come due.

(g)   IGMI has conducted such due diligence investigations concerning the Company and the Property as it has determined to be appropriate. IGMI has not relied upon any written, electronic or oral information or statements concerning the Property made or provided by the Company or any of its officers or shareholders, or any estimates or forecasts by the Company or any of its officers or shareholders concerning any Mineral reserves or resources on the Property or concerning the nature, quantity or quality or costs of mining thereof, or upon any estimates of the Company or any of its officers or shareholders regarding the cost of remediation, reclamation or closure associated with the Property; and with respect to such matters and other matters concerning the Property which are not specifically addressed by the Company's representations and warranties in this Agreement, IGMI has relied exclusively upon its due diligence investigation of the Property and the Company, including the advice of its own experts or consultants as IGMI has determined to be necessary or desirable in its sole discretion.

ARTICLE 4

COVENANTS OF THE PARTIES

4.1   General Covenants.

(a)   So long as this Agreement remains in effect, each of the parties will use reasonable good faith efforts to take all actions and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement.

(b)   During the term of this Agreement, Owner agrees (i) to conduct its business in accordance with its Bylaws and the Colorado Corporation Law and to otherwise take all reasonable and appropriate action necessary to remain in good standing in Colorado; (ii) not to enter into any agreements which could reasonably be expected to have a material adverse effect on the Property; and (iii) to provide prompt notice to IGMI in the event Owner has notice of any event or circumstance, whether actual or pending, which Owner reasonably believes could have a material adverse effect on the Property.

4.2   Terms of Project Financing.

(a)   IGMI agrees that the terms of any Project Financing shall provide that any principal amount of debt thereunder can only be repaid after IGMI has paid all of the Periodic Payments set forth in Section 1.1(c). IGMI further agrees that the terms of any Project Financing shall not (i) allow the lenders to prohibit or interfere with any Advance Royalty payments due to the Company under this Agreement, or (ii) allow for cash sweeps or payments of excess cash flow to the lenders in priority to Advance Royalty payments due to the Company under this Agreement.

(b)   In connection with any Project Financing, IGMI agrees that it shall obtain at the closing of such Project Financing a certificate executed by an authorized officer of each lending institution or any other third party to the Project Financing, acknowledging the validity and existence of IGMI's obligations under this Agreement, and agreeing that it will not object to or attempt to prohibit IGMI's payment of any of the Periodic Payments, Advance Royalty or Production Royalty payments under this Agreement.

4.3   Confidentiality. The terms of the Agreement, and any data and information exchanged between the parties under this Agreement, including the existence and nature of the transactions contemplated hereunder, shall be deemed to be confidential and such confidential information provided to the other party hereunder shall not be used (except to evaluate the transactions described herein) or disclosed to any third party, except as required by law or applicable stock exchange rule and, in such circumstances, only in accordance with the provisions of Section 12.14. A party may disclose confidential information to its directors, officers, parents, subsidiaries, affiliates, advisors, consultants and lenders or prospective lenders or financing sources (collectively "Recipients") for the purpose of evaluating the transactions contemplated hereby or in connection with the future planned activities or Operations of IGMI on the Property, provided that those Recipients agree to maintain such information in confidence in accordance with the provisions of this Section 4.3. Information in the public domain or otherwise lawfully obtained by a party from another source shall not be subject to the foregoing constraints. If this Agreement is terminated, each party will return to the other party or destroy, at its election, all documents containing confidential information of the other party. Each party hereto agrees to defend, indemnify and hold the other harmless from and against any Losses arising from the failure of such party to comply with the provisions of this Section 4.3.

4.4   Obligations of IGMI.

(a)   During the term of this Agreement, IGMI shall be solely responsible for taking all actions necessary for maintaining the Property, and any water rights associated therewith, including (i) timely payment of all property and other ad valorem taxes assessed or levied against the Property or any improvements placed thereon or made thereto by or on behalf of IGMI; (ii) timely payment of all claim maintenance fees (or performance of qualifying assessment work) required to maintain the unpatented mining claims comprising a portion of the Property; (iii) timely filing and recording in the appropriate governmental offices of all required affidavits or notices of payment of the claim maintenance fees (or performance of qualifying assessment work) and the intent to hold the unpatented mining claims comprising a portion of the Property; and (iv) using good faith efforts to take all such actions as are necessary to maintain any such water rights (or any water rights associated with the Property and acquired by IGMI after the Effective Date). IGMI agrees that it will provide the Company with proof of performance of the obligations set forth in Sections 4.4(a)(i), (ii) and (iii) not later than thirty (30) days prior to the date such performance, payments, filings or recordings are due, and if IGMI fails to timely provide such proof, the Company may (but shall not be obligated to) perform those obligations and IGMI will promptly reimburse the Company for all expenses incurred by the Company in connection therewith. In the case of taxes for the calendar year in which this Agreement is entered into, and for the calendar year in which this Agreement terminates, IGMI shall be responsible for all of the taxes upon the Property applicable to those calendar years, and if IGMI has conducted Operations that have resulted in the Property being assessed as an operating mine, IGMI shall remain responsible for and shall pay the amount of any such ad valorem tax which results solely from the Property being assessed as an operating mine beyond the end of such calendar year, such tax to be paid by IGMI for that period of time following the termination or expiration of this Agreement during which the Property must remain assessed as a mining operation. IGMI shall promptly give the Company notice of the permanent cessation of mining operations under this Agreement. All taxes shall be paid when due and before delinquent, but IGMI shall not be under any obligation to pay any tax so long as the tax is being contested in good faith and by appropriate legal proceedings and the nonpayment thereof does not adversely affect any right, title, or interest of the Company in or to the Property.

(b)   IGMI agrees that during the term of this Agreement it shall maintain and cause it contractors and consultants to maintain such insurance, covering all persons working in or on the Property for or on behalf of IGMI, as will fully comply with the requirements of the State of Nevada pertaining to workers' compensation and occupational disease and disabilities as are now in force or as may be hereafter amended or enacted. IGMI also agrees to carry liability insurance, and to cause its contractors and consultants to carry liability insurance, with respect to Operations on the Property, in reasonable amounts in accordance with accepted industry practice. Such liability insurance shall have limits in the amount of at least Three Million Dollars ($3,000,000) per occurrence for injuries to or deaths of persons, One Million Dollars ($1,000,000) per occurrence for property damage, and shall include a contractual liability endorsement insuring IGMI's performance of its indemnity obligations under this Agreement. All liability insurance policies shall name the Company as an additional insured and shall contain a cross-liability and severability endorsement. Such insurance policies shall be primary insurance, without a right of contribution from any policy carried by the Company. IGMI shall provide certificates of insurance and copies of such insurance policies to the Company before IGMI conducts any activities on the Property, which shall provide that such policies are not subject to cancellation, expiration or change except upon thirty (30) days' prior written notice to the Company.

(c)   IGMI shall conduct all Operations on the Property in a good and workmanlike manner and in accordance with accepted industry practice. All decisions with respect to the exploration, development, mining and processing of Minerals from the Property and the selling of Minerals, ores, concentrates or other products from the Property, including all decisions regarding the commencement, suspension, resumption or termination of any operation, shall be made by IGMI in its sole discretion, so long as any such Operations are conducted in accordance with procedures acceptable in the mining and metallurgical industry. IGMI may sell Minerals, ores, concentrates, or other products and may stockpile on the Property Minerals, ores, concentrates or other products for any length of time before selling the same. There are no covenants or agreements regarding these matters other than those expressly set forth in this Agreement.

(d)   IGMI shall comply with all applicable federal, state and local laws, rules and regulations, including Environmental Laws, governing its Operations and employees, consultants or contractors on the Property. If this Agreement is inconsistent with or contrary to any such law, rule or regulation, the law, rule or regulation shall control and this Agreement shall be deemed to be modified accordingly. IGMI shall be solely responsible for securing all necessary governmental permits and approvals with respect to any Operations on the Property.

(e)   IGMI shall pay the Company a mutually acceptable compensation for any damage to roads, fences, buildings, or other tangible improvements, crops, or livestock belonging to the Company on the Property resulting from IGMI's Operations on the Property.

(f)   IGMI shall properly bond its activities in compliance with and pursuant to all applicable federal, state and local laws (including Environmental Laws), rules and regulations, and perform reclamation and remediation work on the Property as required by those laws, rules and regulations with respect to all disturbances resulting from IGMI's activities on the Property. IGMI shall indemnify, defend, and hold the Company, its officers, directors and shareholders harmless from and against any and all Losses by any third party or governmental agency relating to reclamation and remediation of the Property. The obligations set forth in this Section 4.4(f) shall survive the termination of this Agreement.

(g)   The Owner and its authorized agents, at Owner's sole risk and expense, shall have the right, exercisable during regular business hours, at a mutually convenient time, and in a reasonable manner conforming to IGMI's safety rules and regulations and so as not to unreasonably interfere with IGMI's Operations, to go upon the Property for the purpose of confirming that IGMI is conducting its Operations in the manner required by this Agreement. Owner may inspect production and assay records, and other records pertinent and necessary for substantiating the compliance of IGMI with the provisions of this Agreement. Such records may include, but not be limited to, data on geology, sample analysis, geophysical surveys, drilling and mineralization. Owner shall defend, indemnify and hold IGMI harmless from and against all Losses incurred by IGMI based on claims for damages, including injury or damage to other persons or property, arising out of any death, personal injury or property damage sustained by the Owner or its agents while in or upon the Property pursuant to Section 4.4(g), unless such death, injury or damage results from IGMI's negligence or misconduct.

(h)   Upon the commencement of Commercial Production, IGMI shall be obligated to timely pay the production royalties payable to Owner as provided herein and to Exxon pursuant to the Exxon Agreement, if applicable, and shall pay those Production Royalties in compliance with all of the terms and conditions of this Agreement and the Exxon Agreement.

(i)   IGMI shall not dispose of drill core, chip trays and other samples, including duplicates and pulps, taken from the Property (except those portions consumed in assaying, metallurgical testing or specific geologic studies) without delivering to the Company thirty (30) days' advance notice of IGMI's intention to dispose of such drill core, chip trays or other samples, including duplicates and pulps. The Company shall have the right, but not the obligation, to elect to request that IGMI deliver all or any part of the drill core, chip trays or other samples, including duplicates or pulps, to the Company. The Company shall bear the expense of delivery of the drill core and samples, including duplicates and pulps.

(j)   The parties acknowledge that legislation for the amendment or repeal of the mining laws of the United States applicable to the Property has been, and may be, considered by the United States Congress. The parties desire to insure that any and all interests of the parties in the lands subject to the unpatented mining claims which comprise a portion of the Property, including any rights or interests acquired in such lands under the mining laws as amended, repealed or superseded, shall be part of the Property and shall be subject to the Agreement. If the mining laws applicable to the unpatented mining claims subject to this Agreement are amended, repealed or superseded, the termination or conversion of the Company's interest in the Property pursuant to such amendment, repeal or supersession of the mining laws shall not be considered a deficiency or defect in the Company's title to the Property, and IGMI shall have no right or claim against the Company resulting from the conversion, diminution, or loss of the Company's interest in and to the Property except as expressly provided in this Agreement. If, pursuant to any amendment or supersession of the mining laws, the Company is granted the right to convert its interest in the unpatented mining claims comprising a portion of the Property to a permit, license, lease, or other right or interest, the Company shall elect to exercise such right of conversion in the Company's name. IGMI shall bear the cost of the application for such conversion, and IGMI shall during the term of this Agreement pay to the United States all periodic payments required to preserve or maintain such converted interests, including, without limitation, permit, license, lease, production royalties, holding fees, or other periodic payments. As provided in Section 1.l(d)(i)(c), all such production royalties shall be deducted by IGMI from its calculation of Net Returns. All converted interests or rights shall be deemed to be part of the Property subject to this Agreement. Upon the grant or issuance of such converted interests or rights, the parties shall execute and deliver an amendment to this Agreement, in recordable form, by which such converted interests or rights are made subject to this Agreement.

4.5   Rights of IGMI to Use the Property.

(a)   During the term of this Agreement, IGMI shall have free and unrestricted access to the Property (to the extent the Company may legally grant the same), and shall have the right (i) to explore, develop, and mine the Property, and to extract, remove, and sell or otherwise dispose of for its own account any and all Minerals, ores, concentrates or other products; (ii) to remove Minerals, ores, concentrates, water, waste, and materials from the Property or from other lands by means of underground or surface operations on or in the Property or on or in other land; (iii) to construct a processing plant, deposit Minerals, ores, concentrates, water, waste, tailings, and materials from the Property or other lands on or in the Property, and to use any part of the Property for waste dumps and tailings disposal areas; (iv) to conduct on or in the Property general mining, treatment, processing, and related operations respecting the Property and other lands, and to use any part of the Property for any purposes incident to such operations; and (v) to construct, use, and maintain on the Property such roads, improvements, structures, equipment, personal property, and fixtures as may be necessary or convenient for the conduct of IGMI's operations. Before IGMI uses any portion of the Property for any of the purposes set forth in Section 4.5(a)(iii), IGMI shall conduct condemnation drilling on that portion of the Property sufficient to demonstrate that there are no economically recoverable deposits of Minerals within that portion of the Property. IGMI shall provide those drilling results and any analyses thereof to the Owner, and the Owner shall have thirty (30) days to object to the same. If Owner does not object to the same, IGMI may proceed with such uses of the Property.

(b)   IGMI shall deliver to the Company a copy of any plan of operations which includes plans for mine construction and mining approved by the lead government agency having responsibility for such approval promptly following such approval of any such plan of operations, or any amendment thereto or replacements thereof The Company hereby reserves for a period of twenty (20) years from and after the date it receives a copy of any such plan of operations, the right and option to require IGMI to accept from the Company (the "Conveyance Option") title to all or any portion of the Property which is identified in such an approved plan of operations as an area that will be disturbed by development, mining, processing, tailings, waste disposal, leach pads, processing or other facilities, or stockpiling operations (the "Option Property"), on the terms and conditions set forth in this Section 4.5(b), for a purchase price of ten

Dollars ($10.00) per acre. The Company may exercise the Conveyance Option more than once and from time to time as it sees fit during the applicable time period. If the Company exercises the Conveyance Option, the Company shall convey and IGMI shall accept title to the Option Property by special warranty deed mutually agreeable to the parties, and IGMI shall pay the appropriate purchase price for the Option Property. That special warranty deed shall convey the Option Property to IGMI free and clear of all liens, encumbrances and other burdens or production arising by, through or under the Company, other than those set forth in the Exxon Agreement and Permitted Encumbrances. That special warranty deed shall also include a reservation by the Company of the Production Royalty on the Option Property, and an undertaking by IGMI to pay that Production Royalty. Whenever the Conveyance Option is exercised, upon the conveyance of the Option Property to IGMI, any limitations on the use of the Option Property set forth in Section 4.5(a) shall no longer be applicable to the Option Property. The other provisions of this Agreement shall continue to apply to the Option Property. With respect to all of the Property that does not comprise a part of the Option Property, all of the terms and conditions of the Agreement shall remain in full force and effect. The Conveyance Option shall be exercised, if at all, by written notice thereof from the Company to IGMI. IGMI shall promptly record any special warranty deed it receives with respect to any Option Property, and promptly file a notice of transfer of interest with the BLM if applicable to the Option Property covered thereby. The Company's rights under this Section 4.5(b), including its right to exercise the Conveyance Option, shall terminate one hundred and eighty (180) days after the effective date of termination of this Agreement.

(c)   To the extent that the Company has the right to do so, the Company grants to IGMI the free use of water, stone, sand, gravel, clay, earth, timber and other materials from the Property for use in IGMI's Operations.

(d)   IGMI may commingle Minerals, ores, concentrates or other products from the Property ("Subject Ore"), either underground, on the surface, or in IGMI's processing plants, with minerals, ores, or other products from other property ("Other Ore"). Before commingling, IGMI shall weigh and sample the Subject Ore and Other Ore in accordance with sound mining and metallurgical practice for moisture and metal content and assay the samples to determine metal content. IGMI shall maintain duplicate samples and keep records showing weights or volumes, moisture, percent metal content, and gross metal content of the Subject Ore and Other Ore. Production royalties shall be allocated between Subject Ore and Other Ore on the basis of gross metal content, A representative of the Company shall have the right, upon providing prior written notice to IGMI, to inspect and observe IGMI's commingling procedures and to obtain and assay the duplicate samples.

(e)   IGMI shall indemnify, defend and hold harmless the Company, and its directors, officers and shareholders from and against any Losses which may be imposed upon, asserted against or incurred by any of them and which arise out of or result from the entry of, presence of, or activities of IGMI on the Property pursuant to this Agreement, including without limitation bodily injury or death at any time resulting therefrom and damage to property sustained by any person or persons, unless such loss or damage is caused by the gross negligence or willful misconduct of the Company.

(f)   If any defects in title to the Property are found by IGMI and identified in writing to the Company within ninety (90) days after the Effective Date, the Company shall have a reasonable period of time to correct such defects. If the Company fails or elects not to do so, IGMI may, at its option, proceed to remove such defects (in consultation with the Company). To the extent IGMI incurs cost to remove title defects which constitute breaches of the representations and warranties made by the Company in Sections 3.l(h)or 3.1(i), all costs incurred by IGMI in clearing title may be deducted from any Periodic Payments, Advance Royalty or Production Royalty payments which may thereafter become due to the Company.

(g)   The Company shall agree to provide IGMI, at IGMI's request within ninety (90) days after the Effective Date, recording data in the Company's possession with respect to deeds, easements, assessment work or payments of claim maintenance fees or other documents which bear upon the Company's title or interest to the Property, and provide IGMI with copies of all such documents and all title reports and abstracts in the Company's possession or control.

(h)   If the Company owns a lesser interest in all or a portion of the Property than the whole and undivided mineral estate, the Periodic Payments, Advance Royalty and Production Royalty payments payable under the Agreement with respect to such portion of the Property shall be paid to the Company only in the proportion which the Company's mineral interest bears to the whole and undivided mineral estate and the areas included therein.

(i)   If at any time during the term of this Agreement it appears that any one or more third parties may have a claim against the Property by reason of any tax, mortgage, or other lien, IGMI may pay any past due payments and shall be subrogated to all rights of the holder against the Company. If IGMI makes any payments to one or more third parties as a result of any claim of ownership, tax, mortgage, or lien, either by way of contract, settlement, compromise, pursuant to final judgment of any court of record, or otherwise, IGMI may recover from Periodic Payments, Advance Royalty or Production Royalty payments thereafter to become due to the Company under this Agreement the amount of any payment and all costs and expenses (including reasonable attorneys' fees) incurred by IGMI in connection with the claim of ownership, tax, mortgage, or lien.

4.6   Title to Property. During the term of this Agreement, IGMI shall keep the property free and clear of all liens, encumbrances, claims, charges and burdens on production, and shall immediately pay and discharge any such liens, encumbrances or charges. The parties agree that Owner may record a notice of non-responsibility in the office of the Eureka County recorder.

ARTICLE 5
TERMINATION

5.1   Termination. This Agreement shall terminate (a)upon expiration of the term of the Agreement described in Section 1.1(b); (b) thirty (30) days after receipt by the Owner of written notice from IGMI of its election to terminate this Agreement; or (c) in the event IGMI materially breaches any of its representations, warranties, covenants or agreements herein, and fails to cure such breach within ninety (90) days (or commence to cure such breach within thirty

(30) days and thereafter diligently pursue such curative action to completion) after receipt of written notice thereof from the Owner. if such alleged default is not remedied within ninety (90) days after the receipt of said notice, provided the same can reasonably be done within that time, or if not, if IGMI has not within thirty (30) days commenced action to cure the same and does not thereafter diligently prosecute such action to completion, then this Agreement may be terminated at the option of Owner by written notice to IGMI. If notice of default is given by Owner to IGMI for non-payment of any Periodic Payments; Advance Royalty or Production Royalty payments required to be made under this Agreement, and if such payment is not made to Owner within ten (10) business days alter receipt of said notice, then Owner may terminate this Agreement and pursue any and all remedies in law or equity available to it. However, if any dispute regarding IGMI's alleged default (other than a default for failure to make required payments) is submitted to arbitration, Owner's right of termination shall be suspended until a final decision of the arbitrators stating that IGMI is in default, and before such termination can occur, IGMI shall have sixty (60) days to cure said default. No termination, however, shall be allowed if IGMI's default hereunder, or its failure to remedy the same, results from any cause beyond the reasonable control of IGMI ("force majeure"), including, without limitation, operation of law, inability to obtain (after undertaking good faith efforts) necessary government permits, approval or licenses, war whether declared or not, riots or civil commotion, acts of terrorism, strikes or other labor controversies, fire or acts of nature, inability to obtain labor, material, fuel, or equipment on the open market, or delay of carriers, whether or not the same could have been foreseen or prevented, although under no circumstances shall the term of this Lease be extended for any reason beyond ninety-nine (99) years after the Effective Date. In the event of the termination of this Agreement pursuant to the provisions of this Section 5.1, the payment obligations set forth in Section 1.9, the obligation to pay any accrued Production Royalties, the indemnification provisions of Sections 2.1, 4.3, 4.4, 4.5, 11.2, 11.3, 11.4 and 12.15, the obligations set forth in Section 4.4(a)(i)-(iii) for the remainder of the then current calendar year, the provisions of Section 4.5(b), the provisions of this Article 5, and the reclamation obligations set forth in Sections 4.4(f) and 9.1 shall survive such termination.

5.2   Release. Upon termination of this Agreement, IGMI will provide Owner with a written release, in recordable form, disclosing termination of this Agreement and return of the Property to Owner.

5.3   Removal of Property. Upon termination of this Agreement, IGMI shall have the right at any time within ninety (90) days after such surrender or termination of this Agreement to remove all of its tools, equipment, machinery, supplies, fixtures, buildings, structures and other property erected or placed on such property by it, excepting only timber, chutes and ladders in place for underground support and entry. Title to such property not removed within ninety (90) days shall, at the election of the Owner, pass to Owner. Alternatively, at the end of ninety (90) days, the Company may remove any such property from the Property and dispose of the same in a commercially reasonable manner, all at the expense of IGMI.

5.4   Closing of Shafts. Unless otherwise provided, upon termination or expiration of this Agreement, IGMI shall seal and close any shafts sunk or used by it in its Operations on the Property hereunder, in accordance with any applicable federal, state or local laws or regulations.

5.5   Access for Reclamation. For as long as reasonably necessary after termination of this Agreement, IGMI shall have the right of access to and across the Property for reclamation and monitoring purposes, to the extent that the Company may legally provide the same.

5.6   Return of Data. Within sixty (60) days after termination of this Agreement IGMI shall return to the Company copies of all metallurgical, geological, geophysical, geochemical, milling data, survey notes or maps, reports and other data furnished to IGMI by the Company concerning the Property. Within such sixty (60) day period, IGMI shall deliver to the Company copies of all metallurgical, geological, geophysical, geochemical, engineering and environmental information, and all reports derived therefrom, as IGMI may then have available concerning the Property.

ARTICLE 6
ADDITIONAL PROPERTY

6.1 After-Acquired Property. During the term of this Agreement, IGMI may locate or acquire additional patented and unpatented mining claims or fee lands in the vicinity of the Property ("After Acquired Property"). In the event that IGMI locates or acquires any such interests in real property wholly or partially within two (2) miles from the exterior boundaries of the Property (the "Area of Interest"), IGMI shall promptly notify the Company and provide the Company with a copy of any acquisition documents and other data and information pertaining to such After Acquired Property. The Company shall have thirty (30) days from and after it receives such information to notify IGMI whether or not the Company desires to acquire such After Acquired Property from IGMI. If the Company timely provides notice that it does desire to acquire that After Acquired Property, such After Acquired Property shall be immediately conveyed to the Company by special warranty deed from IGMI, and become part of the Property under this Agreement, burdened by the obligation to pay the Production Royalty to Owner (and Exxon if applicable) as provided herein. The parties agree that any interest in unpatented mining claims or other real property (a) conveyed by IGMI to the Company during the Option Period (the "Conveyed Claims") or (b) owned or held by IGMI as of the Effective Date and wholly or partially within the Area of Interest (the "IGMI Claims") shall be treated as part as of the Property under this Agreement, burdened by the obligation to pay the Production Royalty to Owner (and Exxon if applicable) as provided herein. Upon the execution of this Lease, IGMI shall convey the IGMI Claims to the Company by special warranty deed. Thereafter, if during the term of this Lease IGMI desires to terminate this Lease with respect to any of the IGMI Claims or the Conveyed Claims, IGMI shall provide written notice to the Company, and such claims shall no longer be subject to this Agreement, although the provisions of the last sentence of Section 5.1 and all of Sections 5.2-5.6 shall apply to those claims.

ARTICLE 7
INTENTIONALLY LEFT BLANK

ARTICLE 8
PAYMENT OBLIGATIONS

8.1   Payments. All payments due Owner from IGMI shall be provided to Owner at its address set forth in Article 12.

ARTICLE 9
EXISTING RECLAMATION OBLIGATIONS

9.1   Obligations of IGMI. IGMI agrees that, within sixty (60) days after the Effective Date of this Agreement, it will submit to Owner and to the appropriate governmental agencies a disposal and remediation plan pursuant to which it commits to a timeline for taking such reasonable actions as are necessary under applicable Environmental Laws to satisfy certain existing environmental conditions at the Property, as more specifically set forth on Exhibit B attached hereto and incorporated herein by reference. IGMI shall be responsible for those existing environmental conditions at the Property set forth on Exhibit B and/or any remediation costs or other Environmental Liabilities associated therewith, and shall indemnify, defend and hold the Company, its officers, directors and shareholders harmless from any Losses arising from or related to the same in accordance with the provisions of Section 11.2. The parties hereby acknowledge and agree that the existence of environmental conditions at the Property which may result in remediation costs or other Environmental Liabilities and of which IGMI has knowledge shall not be deemed to be a breach of any representation or warranty made by the Company pursuant to Section 3.1.

ARTICLE 10
DATA

10.1   Provision of Data. Not later than thirty (30) days after the end of each calendar quarter during the term of this Agreement, IGMI shall provide to Owner a written report summarizing IGMI's activities on the Property during that calendar quarter. In addition, upon the written request of the Owner from time to time during the term of this Agreement, IGMI shall provide the Owner with copies of all data and information pertaining to the Property and generated by IGMI or at IGMI's request. All such data and information shall be treated confidentially in accordance with the provisions of Section 4.3.

ARTICLE 11
INDEMNIFICATION

11.1   Owner Indemnity. The Owner shall indemnify, protect, defend and hold IGMI and its officers, directors, employees and agents (collectively, the "IGMI Indemnified Parties") harmless from and against any and all Losses incurred by the IGMI Indemnified Parties as a result of any breach or failure by the Owner to satisfy any of the covenants, agreements, warranties, representations or conditions of the Owner contained in this Agreement; provided that (a) the amount of indemnification provided by Owner hereunder shall not exceed the total amount of Periodic Payments that have actually been received by Owner pursuant to Section 1.1; and (b) any such claim for indemnification as a result of an alleged breach by the Owner of the representations and warranties set forth in Sections 3.1(i) or (j) must be made by IGMI not later than six (6) months following the Effective Date.

11.2   IGMI's Indemnity. IGMI shall indemnify, protect, defend and hold the Company, its officers, directors, shareholders, employees and agents (collectively, the "Company Indemnified Parties") harmless from and against any and all Losses incurred by the Company Indemnified Parties as the result of any of the following:

(a)   Any breach or failure by IGMI to satisfy any of the covenants, agreements, warranties, representations or conditions of IGMI contained in this Agreement;

(b)   Any activities undertaken by or on behalf of IGMI on or in connection with the Property during the period from the effective date of the Option Agreement through the Effective Date; and

(c)   Operations conducted by or on behalf of IGMI (whether in connection with the Property or otherwise) and Operations at the Property from and after the Effective Date, including those undertaken pursuant to Section 9.1.

11.3   <u>Third Party Claims Procedure</u>. Each of the parties hereto, within five (5) days after the service of process upon either of them in a lawsuit, including any notices of any court action or administrative action (or any other type of action or proceeding), or promptly after either of them, to its respective knowledge, shall become subject to, or possess actual knowledge of, any damage, liability, loss, cost, expense, or claim to which any of the indemnification provisions set forth in this Agreement relate, shall give written notice to the other party setting forth the facts relating to the claim, damage, or loss, if available, and the estimated amount of the same. "<u>Promptly</u>" for purposes of this Section 11.3 shall mean giving notice within ten (10) days, provided that the failure promptly notify the indemnifying party shall not operate to waive, reduce or extinguish the indemnified party's rights hereunder unless such failure materially prejudices the indemnifying party. Upon receipt of such notice relating to a lawsuit, the indemnifying party shall be entitled to (i) participate at its own expense in the defense or investigation of any claim or lawsuit or (ii) assume the defense thereof, in which event the indemnifying party shall not be liable to the indemnified party for legal or attorney fees thereafter incurred by such indemnified party in defense of such action or claim; provided, that if the indemnified party may have any unindemnified liability out of such claim, such party shall have the right to approve the counsel selected by the indemnifying party, which approval shall not be withheld unreasonably. If the indemnifying party assumes the defense of any claim or lawsuit, all costs of defense of such claim or lawsuit shall thereafter be borne by such party and such party shall have the authority to compromise and settle such claim or lawsuit, or to appeal any adverse judgment or ruling with the cost of such appeal to be paid by such party; provided, however, if the indemnified party may have any unindemnified liability arising out of such claim or lawsuit the indemnifying party shall have the authority to compromise and settle each such claim or lawsuit only with the written consent of the indemnified party, which shall not be withheld unreasonably. The indemnified party may continue to participate in any litigation at its expense after the indemnifying party assumes the defense of such action. In the event the indemnifying party does not elect to assume the defense of a claim or lawsuit, the indemnified party shall have authority to compromise and settle such claim or lawsuit only with the written consent of the indemnifying party, which consent shall not be unreasonably withheld, or to appeal any adverse judgment or ruling, with all costs, fees, and expenses indemnifiable under this Agreement to be paid by the indemnifying party. Upon the indemnified party's furnishing to the indemnifying party an estimate of any loss, damage, liability, or expense to which the indemnification provisions of this Agreement relate, the indemnifying party shall pay to the indemnified party the amount of such estimate within ten (10) days of receipt of such estimate, unless the indemnifying party in good faith disputes its liability with respect to any such claim.

11.4 <u>Equitable Remedies</u>. Each party acknowledges that its rights under this Agreement are special, unique and of an extraordinary character and that such party may not be adequately compensated by money damages for a breach of the provisions of this Agreement by the other party. In the event this Agreement is breached, the other party shall be entitled to an injunction restraining such breach (or any threatened breach) and to specific performance of any provision of this Agreement, without bond or other security therefor, in addition to any other right or remedy available to such party.

ARTICLE 12
MISCELLANEOUS PROVISIONS

12.1 <u>Notices</u>. Any notice or other communication to any party to this Agreement shall be in writing and shall be sufficiently given or served if personally delivered to the other party listed below, sent by registered mail, postage prepaid, reputable overnight courier, or by telex, telegram or facsimile transmission, addressed as follows:

<u>If to IGMI</u>:
Idaho General Mines, Inc.
10 N. Post Street, Suite 610
Spokane, WA 99201
Attn: Robert L. Russell
Telephone: (509) 838-1213
Telecopy: (509) 838-0457

<u>If to Owner</u>:
Stephen Drimmer
12376 Ridge Circle
Los Angeles, CA 90039
Telephone: (310) 476-1106
Telecopy: (310) 476-6359

Any notice or communication under this Agreement given to a party shall be effectively given, if delivered in person, when delivered, and, if mailed or sent by overnight courier, shall he deemed to have been given or served effective the day of receipt and, if sent by facsimile transmission, shall be deemed to have been given effective the day upon which it was sent (so long as confirmation of receipt is obtained). Either party may from time to time change its address for future notices hereunder in accordance with this Section 12.1.

12.2 <u>Interpretation</u>. This Agreement is the result of negotiations between the parties and, accordingly, shall not be construed for or against either party regardless of which party drafted this Agreement or any portion thereof. The Article and Section headings contained in this Agreement are for convenience of reference only, and shall not affect the meaning or interpretation of any provision hereof.

12.3 <u>Successors and Assigns</u>. The terms of this Agreement shall bind and inure to the benefit of the parties and their respective permitted successors, heirs and assigns, whether by merger, consolidation, amalgamation, reorganization, sale of assets or otherwise. IGMI shall not assign or otherwise convey its rights or obligations under this Agreement to any third party without the prior written consent of the Company, which such consent the Company may withhold in its sole discretion; provided however, that if such an assignment takes the form of a pledge by IGMI of its interest in this Agreement for purposes of obtaining Project Financing or equity financing to raise funds for the conduct of Operations on or for the benefit of the Property, the Company's consent to such an assignment may not be unreasonably withheld. In the event of any such assignment, the assignee shall agree in writing to be bound by all of the terms and conditions of this Agreement. Any such assignment shall not relieve IGMI of any of its obligations or liabilities under this Agreement. The Company may convey the Property or its interest in this Agreement to any third party as long as such third party agrees in writing to be bound by all of the terms and conditions of this Agreement.

12.4   No Partnership or Third Person Beneficiaries. This Agreement shall not create any partnership, joint venture or other similar arrangement between the Owner and TGMI. Except for the indemnity provisions hereof, no term or provision of this Agreement is for the benefit of any person who is not a party hereto (including, without limitation, any lender or broker), and no such party shall have any right or cause of action hereunder.

12.5   Certain Definitions.

"Agreement" means this Agreement and all documents schedules and exhibits delivered hereunder.

"Environmental Laws" shall mean federal laws including the Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, the Hazardous Materials Transportation Act, the Toxic Substances Control Act, the Federal Water Pollution Control Act, the Superfund Amendments and Reauthorization Act, the Safe Drinking Water Act, the Endangered Species Act, the National Environmental Policy Act, the Mine Safety and Health Act, the Federal Land Policy and Management Act, the 1897 Organic Act, the Emergency Planning and Community Right to Know Act, and the National Historic Preservation Act, each as amended, and any state law counterparts, as well as the Nevada Water Pollution Control Act and the Nevada Statute on Reclamation of Land Subject to Mining Operations or Exploration Projects (N.R.S. §519A *et. seq.*) together with all other laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of federal, state and local governments (and all agencies thereof) concerning pollution or protection of the environment, reclamation, public health and safety, or employee health and safety, including laws relating to emissions, discharges, releases, or threatened releases of pollutants, contaminants, or chemical, industrial, hazardous, or toxic materials or wastes into ambient air, surface water, ground water, or lands or otherwise relating to the existence, manufacture, processing, distribution, use, treatment, storage, disposal, recycling, transport, or handling or reporting or notification to any governmental authority in the collection, storage, use, treatment or disposal of pollutants, contaminants, or chemical, industrial, hazardous, or toxic materials or wastes.

"Environmental Liabilities" shall mean any liability arising out of, based on or resulting from (i) the presence, release, threatened release, discharge or emission into the environment of any Hazardous Materials or substances existing or arising on, beneath or above the Property and/or emanating or migrating and/or threatening to emanate or migrate from the Property to other properties; (ii) disposal or treatment of or the arrangement for the disposal or treatment of Hazardous Materials originating or transported from the Property to an off-site treatment, storage or disposal facility, (iii) physical disturbance of the environment on or from the Property; or (iv) the violation or alleged violation of any Environmental Laws relating to the Property.

"Hazardous Materials" means any substance: (a) the presence of which requires reporting, investigation, removal or remediation under any Environmental Law; (b) that is defined as a "hazardous waste," "hazardous substance," "extremely hazardous substance," "pollutant" or "contaminant" under any Environmental Law; (c) that is toxic, explosive, corrosive, flammable, ignitable, infectious, radioactive, reactive, carcinogenic, mutagenic or otherwise hazardous and is regulated under any Environmental Law; (d) the presence of which on a property causes or threatens to cause a nuisance upon the property or to adjacent properties or poses or threatens to pose a hazard to the environment or health or safety of persons on or about the property; (e) that contains gasoline, diesel fuel or other petroleum hydrocarbons; or (f) that contains PCBs, asbestos or urea formaldehyde foam insulation; in each case subject to exceptions provided in applicable Environmental Laws.

"including" means including without limitation by reason of enumeration.

"indebtedness" means any obligation to pay money for amounts borrowed whether due or to become due, including guarantees, agreements to acquire the debt obligations of others and other similar obligations.

"liabilities" mean indebtedness, obligations, liabilities (including Environmental Liabilities) or commitments of any nature, whether absolute, accrued or contingent, and whether due or to become due.

"liens" mean mortgages, pledges, liens, security interests, encumbrances, restrictions, claims, preemptive rights, rights of first refusal or charges of any kind.

"Losses" means liabilities (including Environmental Liabilities), losses, claims, actions, suits, proceedings, demands, damages, penalties, violations, costs and expenses (including actual attorneys' fees and other expenses of investigation and defense of any claims or actions).

"party" shall mean IGMI on the one hand and the Company on the other hand.

"Permitted Encumbrances" means (a) liens for taxes, assessments and governmental charges or levies not yet due and payable; (b) minor survey exceptions, easement agreements and other customary encumbrances on title to real property that (i) were not incurred in connection with any indebtedness and (ii) do not have a material adverse effect on the value or the use of the Property for its present purposes; (c) zoning restrictions and other limitations imposed by any governmental authority having jurisdiction over the Property; (d) reservations in federal patents; (e) encumbrances of record (which for purposes of this Agreement shall include encumbrances that are reflected in the official records of the Eureka County, Nevada Clerk and Recorder's Office or the Eureka County Assessor's Office, or that are reflected in the public records maintained by the Nevada State Office of the Bureau of Land Management); (f) rights reserved to or vested in any governmental authority to control or regulate any interest in the Property in any manner, and all laws, rules and regulations of any governmental authority; and (g) any other liens, charges or encumbrances that do not arise by, through or under the Company.

"person" shall include any individual, firm, corporation, partnership, government, governmental or regulatory agency or other entity, whether acting in an individual, fiduciary or any other capacity.

12.6   Further Assurances. The parties shall execute and deliver all such documents and perform all such acts as reasonably requested by the other party from time to time, prior to and following the Closing, to carry out the matters contemplated by this Agreement.

12.7   Incorporation of Exhibits. All exhibits and schedules attached to this Agreement are by this reference incorporated herein.

12.8   Choice of Law. This Agreement shall be governed by the laws of the State of Colorado without regard to conflict of law principles.

12.9   Time of Performance. If the date of performance of any obligation or the last day of any time period provided for herein should fail on a Saturday, Sunday or legal holiday, then such obligation shall be due and owing, and such time period shall expire, on the first day thereafter which is not a Saturday, Sunday or legal holiday. Except as may otherwise be set forth herein, any performance provided for herein shall be timely made if completed no later than 5:00 p.m., Pacific time, on the day of performance.

12.10   Counterparts. This Agreement may be executed in any number of counterparts. Each such counterpart hereof shall be deemed an original, but all counterparts shall constitute but one agreement.

12.11   Waiver of Compliance. Any failure by a party to comply with any covenant, agreement or condition herein or in any other agreements or instruments executed and delivered hereunder may be waived in writing by the party in whose favor such obligation or condition runs; provided, however, that failure to insist upon strict compliance with any such covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

12.12   Expenses. Each of the parties shall pay the expenses, including attorneys' fees, incurred by it or on its behalf in connection with the preparation of this Agreement.

12.13   Severability. In the event any term or provision of this Agreement is declared to be invalid or illegal for any reason, this Agreement shall remain in full force and effect and the same shall be interpreted as though such invalid and illegal provision were not a part thereof. The remaining provisions shall be construed to preserve the intent and purpose of this Agreement and the parties shall negotiate in good faith to modify the provisions held to he invalid or illegal to preserve each party's anticipated benefits thereunder.

12.14   Cooperation; Public Announcements. The parties shall cooperate with each other in the preparation of any press releases or other public disclosures in connection with the transactions contemplated by this Agreement. Except as in the opinion of counsel may be required by law or stock exchange rule, no party will, without prior consultation with the other, make any press release or announcement to any third party concerning this Agreement or the transactions contemplated hereby.

12.15   Brokerage and Finder's Fees; Indemnity. IGMI confirms that it has used the services of a finder in connection with the transactions contemplated by this Agreement, and that IGMI shall pay all fees and commissions owed to that finder. In the event that any claim is asserted by that individual for a commission or finder's fee with respect to this Agreement or the transactions contemplated hereby, or for other monetary damages related to any act or failure to act by IGMI, IGMI shall defend, indemnify and hold harmless the Company, its officers, directors and shareholders from and against any Losses with respect thereto.

12.16   Entire Agreement. This Agreement, together with the provisions of the Option Agreement that survive the termination of the Option Agreement, constitute the entire agreement among and reflect the reasonable expectations of the parties pertaining to the subject matter hereof. All other prior and contemporaneous agreements, representations and understandings of the parties, oral or written, are hereby superseded and merged herein. No amendment to this Agreement shall be made except by a written agreement executed by all of the parties.

12.17   Arbitration. In the event that any controversy shall arise between the parties as to any matter arising out of or relating to this Agreement, which cannot be settled between the parties themselves, the same shall be determined by three arbitrators, one selected by Owner and one by IGMI, and the third selected by agreement between the two arbitrators so selected. If the two so selected are unable to agree upon a third arbitrator, the Owner and IGMI shall promptly join in a request to the American Arbitration Association (hereafter referred to as "Association") that it submit to them a list of persons whom it would regard as available arbitrators and especially qualified for the particular arbitration. The parties agree to conduct the arbitration in Los Angeles, California, and to use the procedural rules for commercial arbitration of the Association, which rules are in effect at the time of the arbitration. The parties further agree to follow the discovery and disclosure statement provisions selected or established by the arbitrators selected for the particular arbitration. If, within fifteen (15) days after the receipt of the list from the Association, Owner and IGMI have not agreed upon a third arbitrator, Owner and IGMI shall join in a written request to the Association for the appointment of the third arbitrator, and the arbitrator named by the Association shall be the third arbitrator. The award of such arbitrators, or a majority of them, shall be conclusive and binding upon the Owner and IGMI. In any arbitration between the parties arising out of, or in connection with this Agreement or the construction or enforcement thereof, the substantially prevailing party shall be entitled to recover all reasonable costs, expenses and attorneys' fees incurred by it in connection with such arbitration.

12.18   Memorandum of Agreement. The parties agree that IGMI shall prepare for signature by both of the parties and record in the official records of Eureka County a memorandum form of this Agreement, which provides notice of IGMI's rights to use the Property pursuant to Section 4.5, the Company's option to require IGMI to purchase a portion of the Property pursuant to Section 4.5(b), and IGMI's obligation to pay the Production Royalty pursuant to Section 1.1(d), but does not disclose any of the financial terms contained in this Agreement.

In witness whereof, the parties have executed this Lease Agreement effective as of the 19th day of October, 2005.

Idaho General Mines, Inc., an Idaho corporation.

By: /s/ Robert L. Russell

Name: Robert L. Russell

Title: President

Date: November 12, 2004

Mount Hope Mines, Inc., a Colorado corporation

By: /s/ Stephen Drimmer

Name: Stephen Drimmer

Title: President

Date: 11/12/2004

EXHIBIT "A"
THE PROPERTY

This Exhibit "A" is hereby attached to and made a part of that certain Lease Agreement dated effective October 19, 2005 by and between Mount Hope Mines, Inc. and Idaho General Mines, Inc. The patented and unpatented mining claims owned or held by the Company are located in Eureka County, Nevada, and more particularly described as follows, to wit:

Patented Claims (Patented Lode Claims unless noted otherwise)	Patent No.	Mineral Survey No.	Eureka County Recording Information (for Patent) Book	Page
Parallel	1072536	4704	21	217
Parallel Extension	1072536	4704	21	217
Magnolia	1072536	4704	21	217
Dixon No. 1	1072536	4704	21	217
Dixon No. 2	1072536	4704	21	217
Lorraine	1072536	4704	21	217
Lorraine No. 1	1072536	4704	21	217
Lorraine No. 2	1072536	4704	21	217
Silver Butte	1072536	4704	21	217
Silver Butte No. 1	1072536	4704	21	217
Silver Butte No. 2	1072536	4704	21	217
San Juan Chief	1072536	4704	21	217
Good Hope	10384	37A	17	1
Good Hope (Mill Site Patented Claim)	10384	37B	17	1

Unpatented Claims

Claim Name	Eureka County Recording Information Book	Page	BLM Serial No.
Lookout No. 1	64	527	N MC 23201
Amend.	101	64	
Lookout No.2	64	528	N MC 23202
Amend.	101	65	

A-1

Claim Name	Book	Page	BLM Serial No.
Lookout No. 3	64	529	N MC 23203
Amend.	101	66	
Bowser No. 1	8	457	N MC 97479
Amend.	74	100	
Amend.	100	488	
Bowser No. 2	8	458	N MC 97480
Amend.	74	105	
Amend.	100	489	
Bowser No. 3	8	459	N MC 97481
Amend.	74	106	
Amend.	100	490	
Bowser No. 4	9	426	N MC 97482
Amend.	74	107	
Amend.	100	491	
Bowser No. 8	23	109	N MC 97483
Amend.	74	108	
Amend.	100	492	
Bowser No. 9	23	110	N MC 97484
Amend.	74	109	
Amend.	78	210	
Amend.	100	493	
Bowser No. 11	9	427	N MC 97485
Amend.	74	110	
Amend.	100	494	
Bowser No. 12	9	428	N MC 97486
Amend.	74	111	
Amend.	100	497	
Bowser No. 14	9	429	N MC 97487
Amend.	74	112	
Amend.	100	500	

Claim Name	Book	Page	BLM Serial No.
Bowser No. 15	9	430	N MC 97488
Amend.	74	113	
Amend.	100	502	
Bowser No. 21	23	122	N MC 97494
Amend.	74	119	
Amend.	100	512	
Bowser No. 23	23	126	N MC 97496
Amend.	74	121	
Amend.	100	518	
Bowser No. 25	23	128	N MC 97498
Amend.	74	123	
Amend.	100	521	
Bowser No. 27	23	130	N MC 97500
Amend.	74	125	
Amend.	100	524	
Bowser No. 29	23	132	N MC 97502
Amend.	74	127	
Amend.	100	527	
Bowser No. 31	23	134	N MC 97504
Amend.	74	129	
Amend.	100	530	
Bowser No. 33	23	136	N MC 97506
Amend.	74	131	
Amend.	78	215	
Amend.	100	533	
Bowser No. 35	23	138	N MC 97508
Amend.	74	133	
Amend.	78	218	
Amend.	100	536	

Claim Name	Book	Page	BLM Serial No.
Bowser No. 37	23	140	N MC 97510
Amend.	74	135	
Amend.	78	221	
Amend.	100	539	
Bowser No. 61	24	20	N MC 97530
Amend.	74	155	
Amend.	100	560	
Bowser No. 62	24	21	N MC 97531
Amend.	74	156	
Amend.	100	561	
Bowser No. 63	24	22	N MC 97532
Amend.	74	157	
Amend.	100	562	
Bowser No. 64	24	23	N MC 97533
Amend.	74	158	
Amend.	100	563	
Bowser No. 65	24	24	N MC 97534
Amend.	74	159	
Amend.	100	564	
Bowser No. 66	24	25	N MC 97535
Amend.	74	160	
Amend.	100	565	
Bowser No. 67	24	26	N MC 97536
Amend.	74	161	
Amend.	100	566	
Bowser No. 68	24	27	N MC 97537
Amend.	74	162	
Amend.	100	567	

Claim Name	Book	Page	BLM Serial No.
Bowser No. 69	24	28	N MC 97538
Amend.	74	163	
Amend.	100	568	
Bowser No. 70	24	29	N MC 97539
Amend.	74	164	
Amend.	100	569	
Bowser No. 73	24	32	N MC 97542
Amend.	74	167	
Amend.	100	572	
Bowser No. 74	24	33	N MC 97543
Amend.	74	168	
Amend.	100	573	
Bowser No. 75	24	34	N MC 97544
Amend.	74	169	
Amend.	100	574	
Bowser No. 76	24	35	N MC 97545
Amend.	74	170	
Amend.	100	575	
Bowser No. 11A	23	111	N MC 97546
Amend.	74	171	
Amend.	78	211	
Amend.	100	495	
Bowser No. 12A	23	112	N MC 97548
Amend.	74	173	
Amend.	100	498	
Bowser No. 21-A	30	144	N MC 97553
Amend.	74	178	
Amend.	100	513	

Claim Name	Book	Page	BLM Serial No.
Bowser No. 23-A	30	145	N MC 97557
Amend.	74	182	
Amend.	100	519	
Bowser No. 25-A	30	146	N MC 97558
Amend.	74	183	
Amend.	100	522	
Bowser No. 27-A	30	147	N MC 97559
Amend.	74	184	
Amend.	100	525	
Bowser No. 29-A	30	148	N MC 97560
Amend.	74	185	
Amend.	100	528	
Bowser No. 31-A	29	297	N MC 97561
Amend.	74	186	
Amend.	78	214	
Amend.	100	531	
Bowser No. 33-A	29	298	N MC 97562
Amend.	74	187	
Amend.	78	216	
Amend.	100	534	
Bowser No. 35-A	29	299	N MC 97563
Amend.	74	188	
Amend.	78	219	
Amend.	100	537	
Bowser No. 37-A	29	300	N MC 97564
Amend.	74	189	
Amend.	78	222	
Amend.	100	540	
Bowser Fraction	8	456	N MC 97565
Amend.	74	190	
Amend.	100	487	

Claim Name	Book	Page	BLM Serial No.
Bowser No. 14 Fraction	23	113	N MC 97566
Amend.	74	191	
Amend.	78	212	
Amend.	100	501	
Bowser No. 15 Fraction	23	114	N MC 97567
Amend.	74	192	
Amend.	100	503	
West Incline No. 1	29	241	N MC 97568
Amend.	74	193	
Amend.	101	67	
West Incline No. 2	29	242	N MC 97569
Amend.	74	194	
Amend.	101	68	
West Incline No. 3	29	243	N MC 97570
Amend.	74	195	
Amend.	101	69	
Hope #1	37	224	N MC 97571
Amend.	74	196	
Amend.	100	576	
Hope #3	37	224	N MC 97573
Amend.	74	198	
Amend.	100	578	
Hope #5	37	219	N MC 97575
Amend.	74	200	
Amend.	100	580	
Hope #7	37	219	N MC 97577
Amend.	74	202	
Amend.	100	582	

Claim Name	Book	Page	BLM Serial No.
Hope #9	37	219	N MC 97579
Amend.	74	204	
Amend.	100	584	
Hope #11	37	213	N MC 97581
Amend.	74	206	
Amend.	100	586	
Hope #13	37	248	N MC 97583
Amend.	74	208	
Amend.	100	588	
Hope #15	37	248	N MC 97585
Amend.	74	210	
Amend.	100	590	
Hope #17	37	248	N MC 97587
Amend.	74	212	
Amend.	100	592	
Hope #19	37	248	N MC 97589
Amend.	74	214	
Amend.	100	594	
Hope #21	37	248	N MC 97591
Amend.	74	216	
Amend.	100	596	
Hope #23	37	248	N MC 97593
Amend.	74	218	
Amend.	100	598	
Hope #25	37	224	N MC 97595
Amend.	74	220	
Amend.	100	600	
Hope #27	37	230	N MC 97597
Amend.	74	222	
Amend.	101	2	

Claim Name	Book	Page	BLM Serial No.
Hope #29	37	230	N MC 97599
Amend.	74	224	
Amend.	101	4	
Hope #31	37	230	N MC 97601
Amend.	74	226	
Amend.	101	6	
Hope #33	37	230	N MC 97603
Amend.	74	228	
Amend.	101	8	
Hope #35	37	236	N MC 97605
Amend.	74	230	
Amend.	78	242	
Amend.	101	10	
Hope #37	37	236	N MC 97607
Amend.	74	232	
Amend.	101	12	
Hope #39	37	236	N MC 97609
Amend.	74	234	
Amend.	101	14	
Hope #41	37	242	N MC 97611
Amend.	74	236	
Amend.	101	16	
Hope #43	37	242	N MC 97613
Amend.	74	238	
Amend.	78	245	
Amend.	101	18	
Hope #45	37	242	N MC 97615
Amend.	74	240	
Amend.	101	20	

Claim Name	Book	Page	BLM Serial No.
Hope #70	37	236	N MC 97640
Amend.	74	265	
Amend.	78	247	
Amend.	101	45	
Hope #71	37	242	N MC 97641
Amend.	74	266	
Amend.	78	248	
Amend.	101	46	
Hope #72	37	248	N MC 97642
Amend.	74	267	
Amend.	101	47	
Hope #73	37	203	N MC 97643
Amend.	74	268	
Amend.	101	48	
Hope #74	37	203	N MC 97644
Amend.	74	269	
Amend.	101	49	
Hope #75	37	203	N MC 97645
Amend.	74	270	
Amend.	101	50	
Hope #76	37	203	N MC 97646
Amend.	74	271	
Amend.	101	51	
Hope #77	37	203	N MC 97647
Amend.	74	272	
Amend.	101	52	
Hope #78	37	203	N MC 97648
Amend.	74	273	
Amend.	101	53	

Claim Name	Book	Page	BLM Serial No.
Hope #79	37	203	N MC 97649
Amend.	74	274	
Amend.	101	54	
Hope #80	37	198	N MC 97650
Amend.	74	275	
Amend.	101	55	
Hope #81	37	198	N MC 97651
Amend.	74	276	
Amend.	101	56	
Hope #82	37	198	N MC 97652
Amend.	74	277	
Amend.	101	57	
Hope #83	37	198	N MC 97653
Amend.	74	278	
Amend.	101	58	
Hope #84	37	198	N MC 97654
Amend.	74	279	
Amend.	101	59	
Hope #85	37	198	N MC 97655
Amend.	74	280	
Amend.	101	60	
Hope #88	37	248	N MC 97658
Amend.	74	283	
Amend.	101	62	
Tia	23	595	N MC 97660
Amend.	72	86-87	
Amend.	101	165-166	
Tia #1	23	596	N MC 97661
Amend.	72	88-89	
Amend.	101	167-168	

A-11

Claim Name	Book	Page	BLM Serial No.
Tia #2	23	597	N MC 97662
Amend.	72	90-91	
Amend.	101	169-170	
Tia #3	23	598	N MC 97663
Amend.	72	92-93	
Amend.	101	171-172	
Tia #4	23	599	N MC 97664
Amend.	72	94-95	
Amend.	101	173-174	
Tia #5	23	600	N MC 97665
Amend.	72	96-97	
Amend.	101	175-176	
Tia #6	23	601	N MC 97666
Amend.	72	98-99	
Amend.	101	177-178	
Tia #7	23	602	N MC 97667
Amend.	72	100-101	
Amend.	79	71	
Amend.	101	179-180	
Tia #8	23	603	N MC 97668
Amend.	72	102-103	
Amend.	101	181-182	
Tia #9	23	604	N MC 97669
Amend.	72	104-105	
Amend.	101	183-184	
Tia #10	37	152	N MC 97670
Amend.	72	106-107	
Amend.	101	185-186	

Claim Name	Book	Page	BLM Serial No.
Tia #11	37	153	N MC 97671
Amend.	72	108-109	
Amend.	101	187-188	
Tia #12	37	154	N MC 97672
Amend.	72	110-111	
Amend.	79	72	
Amend.	101	189-190	
Tia #13	37	155	N MC 97673
Amend.	72	112-113	
Amend.	79	73	
Amend.	101	191-192	
Hop 4-R	100	475	N MC 230641
Hop 3-R	153	496	N MC 394138

Exhibit 99.1

Idaho General Announces Drilling Plan for Evaluating Zinc Mineralization at Mount Hope

SPOKANE, Wash.--(BUSINESS WIRE)--Jan. 18, 2006--Idaho General Mines (OTCBB: IGMI)--Idaho General's President Robert L Russell today announced a plan to further explore by drilling a unique and separate zinc target at its world-class Mount Hope Molybdenum Project in central Nevada. In 1988 Exxon, in one of their last diamond drill holes, encountered significant widths of good grade zinc mineralization. Vertical diamond drill hole No 144 encountered two zones as follows:

From 39 to 83 meters depth: 44 meters (144 ft) assayed 9.1 % Zinc

From 129 to 144 meters depth: 15 meters (49 ft) assayed 9.3 % Zinc

Recent analyses by IGMI's Consulting Geologist, Dan Robertson determined that the mineralization represents a skarn zone between sediments and quartz porphyry. The mineralization in this hole is about 300 feet north and generally along trend of the zinc mineralization in the original Mt Hope underground zinc mine. IGMI plans to drill a series of angle holes on strike to further extend and evaluate the zone to the north. As much as a mile of strike length remains open and unexplored. The zone is outside the limits of the planned molybdenum open pit and could, if commercial, represent an attractive separate mining opportunity for the company. "Such deposits, close to the contact of major productive porphyry deposits, are relatively common and sometimes prove to be of significant size," Robertson said. Robertson further stated, "The original underground workings developed a significant high grade zinc zone, but there was no follow-up to determine the full extent of the deposit after the huge molybdenum deposit was discovered in 1978."

Idaho General Mines, Inc. is an American mineral exploration company specializing in advanced-stage molybdenum projects. Idaho General holds the Mount Hope Project in central Nevada which contains one of the largest molybdenum-porphyry deposits in the world, 920 million metric tonnes of mineralized material that will produce about 1.3 billion pounds of recoverable molybdenum during its 53-year lifetime. The Idaho General portfolio contains additional advanced-stage, high-potential molybdenum, copper, and gold projects throughout the western United States. Idaho General is led by a highly-qualified technical and financial management team. Its stock trades on the OTC Bulletin Board under the symbol "IGMI", and its website is www.idahogeneralmines.com.

Statements made which are not historical facts, such as anticipated payments, production, exploration results and plans, costs, prices or sales performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied. These risks and uncertainties include, but are not limited to, metals price volatility, volatility of metals production, exploration risks and results, political risks, project development risks and ability to raise financing. Refer to the company's Form 8-K, 10-QSB and 10-KSB reports for a more detailed discussion of factors that may impact expected future results. The company undertakes no obligation and has no intention of updating forward-looking statements. Cautionary Note to Investors -- The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms and statements in this news release that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure in our filings with the SEC. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Contact:
Idaho General Mines, Inc.
Vice-President
Robert L. Dumont, 509-838-1213